Interim Consolidated Financial Statements

For the three months ended December 31, 2012 and 2011

(unaudited)

THE CASH STORE FINANCIAL SERVICES INC.

INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS)

(in thousands, except share and per share amounts)
(unaudited)
	Three Months Ended
	December 31	December 31
	2011	2012
REVENUE
Loan fees	$32,892	$38,018
Other income - Note 5	12,956	11,485
	45,848	49,503

OPERATING EXPENSES
Salaries and benefits	16,856	14,462
Provision for loan losses - Note 4	668	9,254
Retention payments	6,557	1,769
Selling, general and administrative	6,492	4,971
Rent	4,766	4,433
Advertising and promotion	1,690	1,368
Depreciation of property and equipment	1,776	1,560
	38,805	37,817
OPERATING MARGIN	7,043	11,686

CORPORATE AND OTHER EXPENSES
Corporate expenses	5,026	6,712
Interest expense	-	4,400
Depreciation of property and equipment	296	310
Amortization of intangible assets	287	1,862
INCOME (LOSS) BEFORE INCOME TAXES	1,434	(1,598)

INCOME TAXES - NOTE 7
Current	(173)	401
Deferred (recovery)	618	(347)
	445	54

NET INCOME (LOSS) AND COMPREHENSIVE INCOME (LOSS)	$989	$(1,652)

WEIGHTED AVERAGE NUMBER OF COMMON SHARES OUTSTANDING - Note 9
Basic	17,419,775	17,541,976
Diluted	17,565,528	17,541,976

BASIC EARNINGS (LOSS) PER SHARE
Net income (loss) and comprehensive income (loss)	$0.06	$(0.09)

DILUTED EARNINGS (LOSS) PER SHARE
Net income (loss) and comprehensive income (loss)	$0.06	$(0.09)

See accompanying notes to the interim consolidated financial statements

THE CASH STORE FINANCIAL SERVICES INC.

INTERIM CONSOLIDATED BALANCE SHEETS

(in thousands of Canadian Dollars)
(unaudited)
	September 30	December 31
	2012	2012
ASSETS

Current Assets
Cash	$13,598	$9,603
Restricted cash - Note 3	5,541	12,750
Consumer loans receivable, net - Note 4	32,440	39,128
Other receivables - Note 5	17,332	16,879
Prepaid expenses and other assets	2,454	2,746
Income taxes receivable	4,576	4,177
Deferred tax assets	10,486	10,702
	86,427	95,985

Long term receivable - Note 5	2,609	2,599
Deposits and other assets	1,162	1,293
Deferred tax assets	424	625
Deferred financing costs	7,523	7,235
Property and equipment, net of accumulated depreciation of $36,180 and $37,955	23,157	22,108
Intangible assets, net of accumulated amortization of $7,831 and $8,395	39,760	38,167
Goodwill	39,685	39,685
	$200,747	$207,697

LIABILITIES AND SHAREHOLDERS' EQUITY
Accounts payable	$1,055	$1,051
Accrued liabilities - Note 6	20,688	29,208
Current portion of deferred revenue	1,000	1,000
Current portion of deferred lease inducements	436	407
Current portion of obligations under capital leases and other obligations	1,180	1,035
	24,359	32,701

Deferred revenue	3,917	3,667
Deferred lease inducements	985	910
Obligations under capital leases and other obligations	3,608	3,450
Senior secured notes - Note 8	126,033	126,304
Deferred tax liabilities	2,832	2,902
	161,734	169,934

SHAREHOLDERS' EQUITY
Share capital, number of voting common shares, issued and oustanding - 17,496,646 and 17,571,813 - Note 9	46,652	47,091
Additional paid-in capital	4,700	4,663
Retained earnings	(12,339)	(13,991)
	39,013	37,763
	$200,747	$207,697

Litigations, Claims and Contingencies - Note 11

Approved by the Board:

Signed "Gordon J. Reykdal"	Signed "J. Albert Mondor"
Director	Director

See accompanying notes to the interim consolidated financial statements

THE CASH STORE FINANCIAL SERVICES INC.

INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

(in thousands of Canadian Dollars)
(unaudited)

	Common Shares	Additional Paid in Capital	Retained Earnings	Total Shareholders Equity

Balance, September 30, 2011	$46,149	$4,178	$37,019	$87,346
Total comprehensive income	-	-	(43,089)	(43,089)
Dividends to common shareholders	-	-	(6,269)	(6,269)
Issuance of common shares	503	(211)	-	292
Stock-based compensation expense	-	733	-	733
Total of other equity movements	503	522	(6,269)	(5,244)
Balance, September 30, 2012	$46,652	$4,700	$(12,339)	$39,013
Net income (loss) and comprehensive income (loss)	-	-	(1,652)	(1,652)
Dividends to common shareholders	-	-	-	-
Issuance of common shares	439	(182)	-	257
Stock-based compensation expense	-	145	-	145
Total of other equity movements	439	(37)	-	402
Balance, December 31, 2012	$47,091	$4,663	$(13,991)	$37,763

See accompanying notes to the interim consolidated financial statements

THE CASH STORE FINANCIAL SERVICES INC.

INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands of Canadian Dollars)
(unaudited)

	Three Months Ended
	December 31	December 31
	2011	2012
Cash provided by (used in):

OPERATING ACTIVITIES
Net income (loss)	$989	$(1,652)
Items not affecting cash:
Depreciation of property and equipment	2,072	1,870
Amortization of intangible assets	287	1,862
Provision for loan losses - Note 4	668	9,254
Stock-based compensation	193	145
Accretion of long-term debt discount and amortization of deferred financing costs	-	588
Deferred income taxes	618	(347)

Change in non-cash working capital:
Consumer loans receivable, net - Note 4	(2,481)	(15,942)
Other receivables and long-term receivables	(983)	463
Prepaid expenses, deposits and other assets	151	(423)
Income taxes receivable	(49)	399
Accounts payable and accrued liabilities	(4,054)	8,914
Income taxes payable	(123)	-
Deferred revenue	(88)	(250)
Deferred lease inducements	(37)	(104)
	(2,837)	4,778

INVESTING ACTIVITIES
Cash restricted - Note 3	6,257	(7,210)
Purchase of intangible assets	(41)	(269)
Purchase of property and equipment	(1,766)	(1,113)
	4,450	(8,592)

FINANCING ACTIVITIES
Repayment of obligations under capital leases and other obligations	(238)	(410)
Deferred financing costs	(1,015)	(28)
Dividends paid on common shares	(2,092)	-
Issuance of common shares	15	257
	(3,330)	(181)

INCREASE (DECREASE) IN UNRESTRICTED CASH	(1,717)	(3,995)
UNRESTRICTED CASH, BEGINNING OF PERIOD	9,934	13,598
UNRESTRICTED CASH, END OF PERIOD	$8,217	$9,603

Supplemental cash flow information:
Interest paid	$105	$114
Interest received	2	1
Income taxes paid (inclusive of tax refunds)	-	-
Non-cash investing and financing activities:
Addition of capital lease obligations and other obligations	$276	$107
Addition of property and equipment for assets under construction	9,634	-

See accompanying notes to the interim consolidated financial statements

THE CASH STORE FINANCIAL SERVICES INC.

NOTES TO THE INTERIM UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED DECEMBER 31, 2012 AND 2011

(in thousands, except share and per share amounts)

(unaudited)

Nature of Business

The Cash Store Financial Services Inc. (the “Company” or “The Cash Store Financial”) operates under two branch banners: Cash Store Financial and Instaloans (TSX: CSF, NYSE: CSFS), who act as lenders and brokers to facilitate short-term advances and provide other financial services, to income-earning consumers. The Company has operations in Canada and the United Kingdom.

The Cash Store Financial is a Canadian corporation that is not affiliated with Cottonwood Financial Ltd. or the outlets Cottonwood Financial Ltd. that operates in the United States under the name "Cash Store". The Cash Store Financial does not do business under the name "Cash Store" in the United States and does not own or provide any consumer lending services in the United States.

Note 1 – Summary of Significant Accounting Policies

(a)	Basis of Presentation

These interim consolidated financial statements have been prepared by management in accordance with United States generally accepted accounting principles (“U.S. GAAP”) and include the accounts of the Company and its wholly-owned subsidiaries. All significant inter-company balances and transactions have been eliminated.

These interim consolidated financial statements do not include all information and footnotes required by U.S. GAAP for annual financial statements and should be read in conjunction with the Company’s audited consolidated financial statements for the year ended September 30, 2012 filed with Canadian securities regulators and the Company’s Annual Report on Form 20-F for the fiscal year ended September 30, 2012 filed with the United States Securities and Exchange Commission.

In the opinion of management, all adjustments considered necessary for a fair presentation have been included. The results of operations for the three months ended December 31, 2012 are not necessarily indicative of the results that may be expected for a full fiscal year.

All figures are presented in Canadian dollars, unless otherwise disclosed.

THE CASH STORE FINANCIAL SERVICES INC.

NOTES TO THE INTERIM UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED DECEMBER 31, 2012 AND 2011

(in thousands, except share and per share amounts)

(unaudited)

Note 1 – Summary of Significant Accounting Policies (continued)

(b)	Use of Estimates

The preparation of the interim consolidated financial statements in conformity with U.S. GAAP requires management to make judgments, estimates and assumptions that affect the reported amounts of assets and liabilities, disclosures reported in these consolidated financial statements and accompanying notes and the reported amounts of revenue and expenses during the reporting periods. Certain significant judgments, estimates and assumptions, such as those related to the allowance for consumer loan losses, valuation of acquired loans, valuation of goodwill and intangible assets, deferred income taxes, the inputs in the calculation of financial covenants under the indenture governing the senior secured notes, and accrued liabilities related to litigation and claims, depend upon subjective or complex judgments about matters that may be uncertain, and changes in those estimates could materially impact the consolidated financial statements. Actual results could differ from those estimates made by management.

(c)	Revenue Recognition

Revenue arising from direct lending of short-term advances to customers is recognized on a constant yield basis ratably over the term of the related loan, in loan fees in the consolidated statement of operations. Direct loan origination costs are deferred and recognized as a reduction in the yield of the related loan over its life. The Company charges late interest and default fees on direct lending loans in default status. Late interest and default fees are recorded once collected.

Revenue from brokering short-term advances for customers is reported in loan fees on the statement of operations and is recognized once all services have been rendered, all advance amounts have been received by the customer, and the brokerage fee has been collected.

Included in other income in the consolidated statement of operations is revenue from insurance products, card fees, banking services, interest and default fees collected, money transfer, cheque cashing and other miscellaneous services and fees. For these services, revenue is recognized when the transactions are completed at the point-of-sale in the branch and the related fee charged has been collected from the customer. Services where the Company acts as an agent on behalf of third-party providers include banking services, card products, money transfers, bill payment services, and insurance products.

(d)	Retention Payments

When the Company acts as a broker on behalf of income earning consumers seeking short-term advances, the funding of short-term advances are provided by third-party lenders. The advances provided by the third-party lenders are repayable by the customer to the third-party lenders and represent assets of the lenders; accordingly, they are not included on the Company’s consolidated balance sheet.

THE CASH STORE FINANCIAL SERVICES INC.

NOTES TO THE INTERIM UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED DECEMBER 31, 2012 AND 2011

(in thousands, except share and per share amounts)

(unaudited)

Note 1 – Summary of Significant Accounting Policies (continued)

(d)	Retention Payments (continued)

To facilitate the short term advance business, the Company has entered into agreements with third-party lenders who are prepared to consider lending to the Company’s customers. Pursuant to these agreements, the Company provides services to the lenders related to the collection of documents and information as well as loan collection services. Under the terms of the Company’s agreements with third party lenders, responsibility for losses suffered on account of uncollectible loans rests with the third-party lender, unless the Company has not properly performed its duties as set forth under the terms of the agreement. The significant duties under the terms of the agreements generally include ensuring that any proposed loan was applied for through an authorized outlet, ensuring each potential customer meets the loan selection criteria as set forth by the third-party lender prior to approval and release of funding, satisfying the documentation requirements in a full and timely manner, providing loan management services throughout the term of the loan and providing collection services on behalf of the third-party lender for all loans funded which are not paid in full by the due date, all of which while ensuring information system integrity is maintained. In the event the Company does not properly perform its duties and the lenders make a claim as required under the agreement, the Company may be liable to the lenders for losses they have incurred. A liability is recorded when it is determined that the Company has a liability under the agreement.

The Company’s board of directors (the “Board of Directors”) regularly approves a resolution which authorizes management to pay an amount of retention payments per quarter to third-party lenders as consideration to those lenders that continue to be willing to fund advances to the Company’s customers. While the third-party lenders have not been guaranteed a return, the decision has been made to voluntarily make retention payments. Retention payments are recorded in the period in which a commitment is made to a lender pursuant to the resolution approved by the Board of Directors.

(e)	Provision for Loan Losses

Loans in default consist of direct lending consumer loans originated by the Company which are past due. The Company defines a past due or delinquent loan whereby payment has not been received in full from the customer on or before its maturity. A provision for loan loss is recorded when the Company no longer has reasonable assurance of timely collection of the full amount of principal and interest. In determining whether the Company will be unable to collect all principal and interest payments due, the Company assesses relevant internal and external factors that affect loan collectability, including the amount of outstanding loans owed to the Company, historical percentages of loans written off, current collection patterns and other current economic trends. The provision for loan losses reduces the carrying amount of consumer loan receivables to their estimated realizable amounts. The provision is primarily based upon models that analyze specific portfolio statistics, and also reflects, to a lesser extent, management’s judgement regarding overall accuracy. The provision is reviewed monthly, and any additional provision as a result of historical loan performance, current and expected collection patterns and current economic trends is included in the provision for the loan losses at that time. If the loans remain past due for an extended period of time, an allowance for the entire amount of the loan is recorded. The Company’s policy

THE CASH STORE FINANCIAL SERVICES INC.

NOTES TO THE INTERIM UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED DECEMBER 31, 2012 AND 2011

(in thousands, except share and per share amounts)

(unaudited)

Note 1 – Summary of Significant Accounting Policies (continued)

(e)	Provision for Loan Losses (continued)

for charging off uncollectible consumer loans originated by the Company is to write the loan off when a loan remains in default status for an extended period of time without any extended payment arrangements made. Loans to customers who file for bankruptcy are written off upon receipt of the bankruptcy notice. Recoveries on previous amounts written off are credited against the provision for loan losses expense.

(f)	Consumer Loans Receivable

Unsecured short-term advances that the Company originates on its own behalf are reflected on the balance sheet in consumer loans receivable. Consumer loans receivable are reported net of a provision as described above in “Provision for Loan Losses” and any deferred fees or costs. Loan origination fees, net of certain direct origination costs, are deferred and recognized as an adjustment of the related loan yield using the effective interest method.

Consumer loans receivable that bear interest are placed on nonaccrual status once the loan becomes past due. Interest on past due loans receivable is recorded once collected.

Acquired Loans

The portfolio of loans acquired from the Company’s third party lenders on January 31, 2012 fall within the scope of FASB ASC 310-30, “Receivables – Loans and Debt Securities Acquired with Deteriorated Credit Quality” as these loans have evidence of deterioration in credit quality since origination and for which it is probable, at acquisition, that all contractually required payments will not be collected. As such, the acquired loans are accounted for separately from loans originated by the Company and are initially recorded at fair value, which represents expected cash flows discounted at a market rate of interest. The Company’s estimate of fair value of acquired loans includes assumptions regarding the amount and timing of both principal and interest, future credit losses and prepayments and discount rates. An allowance for loan losses is not recorded at the acquisition date because the fair value incorporates an estimate of expected credit losses.

Income recognition on the acquired portfolio of loans is based on a reasonable expectation of the timing and amount of cash flows to be collected. The expected cash flows in excess of fair value are recorded as interest income over the remaining life of the loan (accretable yield). The excess of the loan’s contractual principal and interest over the expected cash flows is not recorded (non accretable difference). Subsequent to the acquisition date, any increases in cash flow over those expected at the purchase date in excess of the fair value that are significant and probable are recorded as an adjustment to the accretable difference on a prospective basis. Any subsequent decreases in cash flow below those expected at the purchase date that are significant and probable are recognized through an immediate reduction in the carrying amount of the portfolio and included in the provision for loan loss expense.

The determination of fair value of acquired loans relies heavily on estimates and significant judgements regarding future collections. Changes in those estimates could materially impact the interim consolidated financial statements.

THE CASH STORE FINANCIAL SERVICES INC.

NOTES TO THE INTERIM UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED DECEMBER 31, 2012 AND 2011

(in thousands, except share and per share amounts)

(unaudited)

Note 1 – Summary of Significant Accounting Policies (continued)

(f)	Consumer Loans Receivable (continued)

Transfer of Loans

Consumer loans that the Company has originated on its own behalf may be transferred to third party lenders in exchange for cash. When loans are transferred to third party lenders it is done so at fair value. The determination of fair value relies on estimates and judgements regarding future collections using the methodology described in Note 1 (e) to these interim consolidated financial statements.

Under the terms of the arrangements with the Company’s third-party lenders, the Company is maintained as the lender on record for the transferred loans and must continue to deal with, collect, maintain and enforce such loans on the third party lenders behalf in all respects. The Company must pay a participation fee to the third party lenders based on the principal of all loans collected for the agreed term of the loan at a rate that is equivalent to the interest rate accrued on the transferred loans. The participation fee is recorded in retention payments expense.

Note 2 – Changes in Accounting Policies and Practices

The following standards were adopted for the three month period ended December 31, 2012:

In September 2011, FASB issued ASU No. 2011-08 “Intangibles – Goodwill and Other”. This ASU will allow companies to assess qualitative factors to determine if it is more-likely-than-not that goodwill might be impaired and whether it is necessary to perform the two-step goodwill impairment test required under current accounting standards. The ASU is effective for fiscal years beginning after December 15, 2011. The adoption of the provisions of ASU No. 2011-08 has not had a material impact on the Company’s interim consolidated financial statements.

In December 2011, FASB issued ASU No. 2011-11 “Disclosures about Offsetting Assets and Liabilities”. This ASU attempts for provide users of financial statements with information to understand the extent of offsetting in the statement of financial position and improve comparability between International Financial Reporting Standards and U.S. GAAP. The adoption of the provisions of ASU No. 2011-11 has not had a material impact on the Company’s interim consolidated financial statements.

In July 2012, FASB issued ASU No. 2012-02 “Intangibles – Goodwill and Other (Topic 350): Testing Indefinite-Lived Intangible Assets for Impairment”. This ASU attempts to reduce the cost and complexity of performing an impairment test for indefinite-lived intangible assets by simplifying how an entity tests those assets for impairment and to improve consistency in impairment testing guidance among long-lived asset categories. The amendments permit an entity first to assess qualitative factors to determine whether it is more likely than not that an indefinite-lived intangible asset is impaired as a basis for determining whether it is necessary to perform the quantitative impairment test in accordance with “Intangibles – Goodwill and Other – General Intangibles Other than Goodwill (Subtopic 350-30)”. The adoption of the provisions of ASU No. 2012-02 has not had a material impact on the Company’s interim consolidated financial statements.

THE CASH STORE FINANCIAL SERVICES INC.

NOTES TO THE INTERIM UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED DECEMBER 31, 2012 AND 2011

(in thousands, except share and per share amounts)

(unaudited)

Note 3– Restricted Cash

As at December 31, 2012, restricted cash includes $3,100 (September 30, 2012 - $3,100) of funds held by a vendor as security related to agency arrangements and $9,650 (September 30, 2012 - $2,441) advanced from third-party lenders in excess of consumer loans written to customers.

Note 4 – Consumer Loans Receivable, net

	September 30	December 31
	2012	2012
Short-term advances receivable	$50,834	$64,577
Term loans receivable	569	569
Line of credit receivable	849	1,125
Allowance for consumer loan losses	(26,397)	(32,510)
Consumer loans receivable originated by the Company	25,855	33,761
Acquired loan portfolio	6,585	5,367
	$32,440	$39,128

a) Consumer Loans Receivable Originated by the Company:

Age analysis of Consumer Loans Receivable:

	September 30	December 31
	2012	2012
Consumer loans receivable
Current	$17,019	$25,084
1-30 days past due date	8,791	6,928
31-60 days past due date	3,934	4,841
61-90 days past due date	3,469	3,402
Greater than 90 days past due date	19,039	26,016
Consumer loans receivable	52,252	66,271
Allowance for consumer loan losses	(26,397)	(32,510)
	$25,855	$33,761

THE CASH STORE FINANCIAL SERVICES INC.

NOTES TO THE INTERIM UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED DECEMBER 31, 2012 AND 2011

(in thousands, except share and per share amounts)

(unaudited)

Note 4 – Consumer Loans Receivable, net

a) Consumer Loans Receivable Originated by the Company (continued):

Allowance for Consumer Loan Losses:

	12 months ended	3 months ended
	September 30	December 31
	2012	2012
Balance, beginning of period	$2,783	$26,397
Provisions made for loan losses	31,004	9,254
Charge-offs	(7,408)	(3,329)
Effect of foreign exchange translation	18	188
Balance, end of period	$26,397	$32,510

Transfer of Loans

During the three months ended December 31, 2012, the Company transferred $11,009 of gross consumer loans to a third party lender in exchange for cash. The gross loans were transferred at fair value and no gain or loss was recorded. The fair value of the transferred loans of $9,236 was determined using the gross value less a provision for loan losses of $1,773. Included in retention payments expense is $243 of participation fees paid to the third-party lender.

b)	Acquired Loan Portfolio

Acquired loans from the Company’s third-party lenders are initially recorded as of the acquisition date at fair value. At the date of purchase, the undiscounted contractual cash flows of the acquired loan portfolio totaled $319,906 and the undiscounted expected cash flows totaled $51,491. The Company recorded the discounted cash flows of $50,014 million as the carrying value of the acquired loans as of the acquisition date. After collections and accretion of $44,647, the remaining carrying value of the acquired loan balance as of December 31, 2012 is $5,367.

Note 5 – Other Receivables and Other Income

(a)	Other Receivables

	September 30	December 31
	2012	2012
Due from investee corporations	$3	$5
Due from vendors for agency services	12,332	12,385
Other	7,606	7,088
	$19,941	$19,478

Long term portion:
Other	2,609	2,599
	$17,332	$16,879

Due from Vendors

Due from vendors includes $12,385 (September 30, 2012 - $12,332) of short term receivables from our vendors, with which the Company has agency arrangements to provide bank accounts, debit and prepaid mastercard and insurance products to our customers. Included in this amount is $10,918 (September 30, 2012 - $10,492) due from one vendor.

THE CASH STORE FINANCIAL SERVICES INC.

NOTES TO THE INTERIM UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED DECEMBER 31, 2012 AND 2011

(in thousands, except share and per share amounts)

(unaudited)

Other

Amounts included in Other are amounts due from the third-party administrator of the British Columbia class action settlement funds (Note 10 (a)(i)), amounts from the sale of a business and amounts due in the normal course of business.

(a)	Other Income

	December 31	December 31
	2011	2012
Agency fee income	$11,286	$8,235
Other income	1,670	3,250
	$12,956	$11,485

Note 6 – Accrued Liabilities

	September 30	December 31
	2012	2012
Class action settlements Note 11 (a)	$4,254	$4,205
Accrued salaries and benefits	2,807	4,076
Amounts due to third party lenders - Note 12	5,782	9,650
Interest accrued on long-term debt - Note 8	2,540	6,349
Other accruals	5,305	4,928
	$20,688	$29,208

The amounts due to third-party lenders include funds made available by lenders but not yet advanced to customers, any liability under the lending agreement, any approved and unpaid retention payments, and loan repayments and interest amounts collected from customers. Amounts due to third-party lenders are non-interest bearing, unsecured and have no specified repayment terms.

THE CASH STORE FINANCIAL SERVICES INC.

NOTES TO THE INTERIM UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED DECEMBER 31, 2012 AND 2011

(in thousands, except share and per share amounts)

(unaudited)

Note 7 – Income Taxes

The effective income tax rate as a percentage of income (loss) before income taxes was (3.4%) and 31.0% for the three months ended December 31, 2012 and 2011, respectively compared to a statutory rate of 25.3% and 27.4%. The effective tax rate differs from the Company’s statutory tax rate primarily due to a valuation allowance which has been recorded against losses generated in the United Kingdom during the current period and the prior year.

As at December 31, 2012, the Company has a tax loss carry forward in the amount of $11,341 (September 30, 2012 - $9,826).

The Company’s tax positions for 2008 to present in Canada remain subject to examination by Canadian tax authorities. The Company’s tax position for the current fiscal year and all open periods in the United Kingdom remains subject to examination by United Kingdom tax authorities.

Note 8 – Senior Secured Notes

On January 31, 2012, the Company issued, through a private placement in Canada and the U.S., $132.5 million of 11.5% Senior Secured Notes (the “Notes”).  The Notes mature on January 31, 2017 and bear interest on the aggregate principal amount from the date of issue at 11.5% per annum payable on a semi-annual basis in equal installments on January 31 and July 31 of each year, commencing in July of 2012. The notes were issued at a price of 94.608% resulting in an effective interest rate of 13.4%.

The Company used the majority of the proceeds of the Notes to acquire a portfolio of consumer loans (Note 1(f) and 4).

The Notes are guaranteed, jointly and severally, on a senior secured basis, by each of the Company’s existing and future restricted subsidiaries that guarantee indebtedness or indebtedness of any subsidiary guarantor under any carve-out for credit facility. The Notes are secured on a second-priority basis by liens on all of the Company’s and its restricted subsidiaries’ existing and future property subject to specified permitted liens and exceptions. Any future credit facility as well as certain other future debt will be secured by a first-priority lien on this collateral.

The Notes are redeemable at the option of the Company, in whole or in part, at any time on or after July 31, 2014 at the redemption prices (expressed as percentages of principal amount) set forth below, plus accrued and unpaid interest, if any, to, but excluding, the redemption date if redeemed during the periods set forth below.

For the period below	Percentage
On or after July 31, 2014	103.084%
On or after January 31, 2015	102.091%
On or after July 31, 2015	101.127%
On or after January 31, 2016	101.194%
On or after July 31, 2016	100.000%

THE CASH STORE FINANCIAL SERVICES INC.

NOTES TO THE INTERIM UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED DECEMBER 31, 2012 AND 2011

(in thousands, except share and per share amounts)

(unaudited)

Prior to July 31, 2014, the Company is entitled at its option on one or more occasions to redeem up to 35% of the aggregate principal amount of the Notes originally issued under a trust indenture (the “Trust Indenture”) at a redemption price of 111.5% of the principal amount of the Notes redeemed, plus accrued and unpaid interest, if any, to, but excluding, the redemption date if:

•	such redemption is made with the proceeds of one or more Equity Offerings as defined in the Trust Indenture;
•	at least 65% of the aggregate principal amount of the Notes (including additional notes) originally issued under the Trust Indenture remain outstanding immediately after the occurrence of such redemption (excluding Notes held by the Company or any of its subsidiaries); and
•	the redemption occurs within 90 days of such Equity Offering.

If a change in control occurs, the holders of the Notes will have the right to require the Company to purchase all or a portion of the Notes, at a purchase price in cash equal to 101% of the principal amount of the Notes offered for repurchase plus accrued interest to the date of purchase.

As at December 31, 2012, the Company was in compliance with all of the covenants in the Trust Indenture.

Note 9 – Share Capital

(a)	Issued share capital

	12 months ended		3 months ended
	September 30		December 31
	2012		2012
	Number of Shares	Amount	Number of Shares	Amount
Authorized:
Unlimited common shares with no par value

Issued:

Balance, beginning of period	17,419,214	$46,149	17,496,646	$46,652
Transfer from contributed surplus for stock options exercised	-	211	-	182
Options exercised	77,432	292	75,167	257
Balance, end of period	17,496,646	$46,652	17,571,813	$47,091

THE CASH STORE FINANCIAL SERVICES INC.

NOTES TO THE INTERIM UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED DECEMBER 31, 2012 AND 2011

(in thousands, except share and per share amounts)

(unaudited)

Note 9 – Share Capital

(b)	Options to Employees and Directors

The Company has a stock option plan for certain employees, officers and directors. Options issued under the plan have vesting terms that vary depending on date granted and other factors. All stock options must be exercised over specified periods not to exceed five years from the date granted.

	12 months ended		3 months ended
	September 30		December 31
	2012		2012
	Total Options for Shares	Weighted Average Price	Total Options for Shares	Weighted Average Price
Outstanding, beginning of period	979,168	$9.42	1,219,236	$8.84
Granted	325,000	5.88	-	-
Exercised	(77,432)	3.77	(75,167)	3.39
Expired	-	-	(12,667)	3.39
Forfeited	(7,500)	8.80	-	-
Outstanding, end of period	1,219,236	8.84	1,131,402	9.26
Exercisable, end of period	662,573	$8.87	653,069	$9.78

At December 31, 2012, the number outstanding, the weighted average remaining contractual life, the weighted average exercise price and the number of options exercisable are as follows:

Fiscal Year Granted	Number Outstanding	Weighted Average Remaining Term	Weighted Average Exercise Price	Number Exercisable
2008	75,000	3 mos.	$4.45	75,000
2009	169,733	15 mos.	6.65	169,733
2010	406,669	25 mos.	12.53	356,671
2011	155,000	42 mos.	12.96	51,665
2012	325,000	61 mos.	5.88	-
	1,131,402	35 mos.	$9.26	653,069

THE CASH STORE FINANCIAL SERVICES INC.

NOTES TO THE INTERIM UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED DECEMBER 31, 2012 AND 2011

(in thousands, except share and per share amounts)

(unaudited)

(b)	Options to Employees and Directors (continued)

September 30
2012
Risk free interest rate	1.3%
Expected life (years)	4
Expected volatility	45.5%
Expected dividends	5.3%

The Company is authorized to issue an additional 1,715,568 equity share options under its existing stock option plan.

A summary of the status of the Company's nonvested share options as of December 31, 2012, and the changes during the twelve months ended September 30, 2012, is presented below:

	September 30		December 31
	2012		2012
	Total Options	Weighted	Total Options	Weighted
	for Shares	Average Price	for Shares	Average Price
Nonvested, beginning of period	473,336	$12.17	556,663	$8.80
Granted	325,000	5.88	-	-
Vested	(239,173)	11.51	(78,330)	10.26
Forfeited	(2,500)	8.80	-	-
Nonvested, end of period	556,663	$8.80	478,333	$8.56

The pre-tax intrinsic value of options exercised during the three months ended December 31, 2012 was $93 (twelve months ended September 30, 2012 - $162). The total fair value of options that vested during the three months ended December 31, 2012, was $222 (twelve months ended September 30, 2012 - $765).

As at December 31, 2012, the aggregate intrinsic value of options outstanding was $nil (September 30, 2012 - $296), while the aggregate intrinsic value of the options that are currently exercisable was $nil (September 30, 2012 - $296).

As at December 31, 2012, there was $649 of total unrecognized compensation costs related to non-vested stock options. The Company expects to recognize this expense over a weighted average period of 2.3 years.

For the three months ended December 31, 2012, the total cash received for stock options exercised totaled $255 ($292 for the year ended September 30, 2012).

THE CASH STORE FINANCIAL SERVICES INC.

NOTES TO THE INTERIM UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED DECEMBER 31, 2012 AND 2011

(in thousands, except share and per share amounts)

(unaudited)

Note 10 – Per Share Amounts

The following table presents the reconciliations of the denominators of the basic and diluted per share computations. Net income attributable to common shares equaled diluted income attributable to common shares for all periods presented.

	Dcember 31	December 31
	2011	2012
Basic total weighted average common shares outstanding	17,419,775	17,541,976
Effect of dilutive securities
Share option awards	145,753	-
Diluted total weighted average common shares outstanding	17,565,528	17,541,976

For the three months ended December 31, 2012, there were 1,131,402 stock options which were anti-dilutive and therefore were not considered in computing diluted earnings per share.

Note 11 – Litigation, Claims and Contingencies

(a)	Litigation and Claims

(i)	British Columbia

March 5, 2004 Claim

On March 5, 2004, an action under the Class Proceedings Act was commenced in the Supreme Court of British Columbia by Andrew Bodnar and others proposing that a class action be certified on his own behalf and on behalf of all persons who have borrowed money from the defendants: The Cash Store Financial and All Trans Credit Union Ltd. The action stems from the allegations that all payday loan fees collected by the defendants constitute interest and therefore violate s. 347 of the Criminal Code of Canada (the “Code”). On May 25, 2006, the claim in British Columbia was affirmed as a certified class proceeding of Canada by the B.C. Court of Appeal. In fiscal 2007, the plaintiffs in the British Columbia action brought forward an application to have certain of the Company’s customers’ third-party lenders added to the claim. On March 18, 2008, another action commenced in the Supreme Court of British Columbia by David Wournell and others against The Cash Store Financial, Instaloans Inc., and others in respect of the business carried out under the name Instaloans since April 2005. Collectively, the above actions are referred to as the “British Columbia Related Actions”.

On May 12, 2009, the Company settled the British Columbia Related Actions in principle. The settlement was approved by the Court. The settlement does not constitute any admission of liability by the Company.

THE CASH STORE FINANCIAL SERVICES INC.

NOTES TO THE INTERIM UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED DECEMBER 31, 2012 AND 2011

(in thousands, except share and per share amounts)

(unaudited)

Note 11 – Litigation, Claims and Contingencies (continued)

(a)	Litigation and Claims (continued)

(i)	British Columbia (continued)

March 5, 2004 Claim (continued)

Under the terms of the court approved settlement, the Company is to pay to the eligible class members who were advanced funds under a loan agreement and who repaid the payday loan plus brokerage fees and interest in full, or who met certain other eligibility criteria, a maximum estimated amount of $9,400 in cash and $9,400 in credit vouchers. Thus, the maximum exposure with respect to this settlement is approximately $18.8 million including approved legal expenses. The credit vouchers may be used to pay existing outstanding brokerage fees and interest or to pay a portion of brokerage fees and interest which may arise in the future through new loans advanced. The credit vouchers are not transferable and have no expiry date. In addition, the Company paid the legal fees and costs of the class. Based on the Company’s estimate of the rate of take-up of the available cash and credit vouchers, an expense of $10,921 has been recorded to date to cover the estimated costs of the settlement, including legal fees of the class action and costs to administer the settlement fund. It is possible that additional settlement costs could be required in the future. As at December 31, 2012, there is an accrual of $4,085 (September 30, 2012 - $4,085) related to settlement costs.

September 11, 2012 Claim

On September 11, 2012, an action under the British Columbia Class Proceedings Act was commenced in the Supreme Court of British Columbia by Roberta Stewart against The Cash Store Financial and Instaloans Inc. claiming on behalf of the plaintiff and class members who, on or after November 1, 2009 borrowed a loan from the Company, and that the Company charged, required or accepted an amount that is in excess of 23% amount loaned of the principal which is contrary to s. 17(1) of the Payday Loans Regulation and s. 112.02(2) of the Business Practices Consumer Protection Act (“BPCPA”) and charged, required or accepted an amount in relation to each cash card issued to a class member which is contrary to s. 112.04(1)(f) of the BPCPA; made the provision of each payday loan contingent on class members purchasing a cash card and services related thereto, contrary to s. 19(1) of the Payday Loans Regulation and s. 112.08(1)(m) of the BPCPA; and discounted the amount in the payday loan agreement to be the loan amount borrowed, by deducting and withholding from the loan advance an amount representing a portion of the total costs of credit, contrary to s.112.08(1)(e) of the BPCPA.

The class members, in an order pursuant to s. 112.10(2) and s. 172(3)(a) of the BPCPA are seeking that the Company refund all monies paid in excess of the loan principal of each payday loan, including the cash card fee amounts, the loan fees, and any other fees or changes collected by the Company in relation to the payday loan, damages and interest pursuant to the Court Order Interest Act at the rate of 30% compounded annually, as set out in the payday loan agreements or such other rate as the Court considers appropriate.

The Company believes that it has conducted its business in accordance with applicable laws and is defending the action vigorously. The likelihood of loss, if any, is not determinable at this time.

THE CASH STORE FINANCIAL SERVICES INC.

NOTES TO THE INTERIM UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED DECEMBER 31, 2012 AND 2011

(in thousands, except share and per share amounts)

(unaudited)

Note 11 – Litigation, Claims and Contingencies (continued)

(a)	Litigation and Claims (continued)

(ii)	Alberta

January 19, 2010 Claim

The Company has been served in prior fiscal periods with a statement of claim issued in Alberta alleging that the Company is in breach of s. 347 of the Code (the interest rate provision) and certain provincial consumer protection statutes.

On January 19, 2010, the plaintiffs in the Alberta action brought forward an application to have a related subsidiary, as well as certain of our customers’ third-party lenders, directors and officers added to the claim.

The Company agreed to a motion to certify the class proceeding if the third party lenders, officers and directors were removed as defendants. Class counsel agreed to the Company’s proposal. Consequently, the certification motion was granted in November of 2011.

The Company believes that it conducted its business in accordance with applicable laws and is defending the action vigorously. As at December 31, 2012, a total of $100 (September 30, 2012 - $100) has been accrued related to this matter. However, the likelihood of loss, if any, is not determinable at this time.

September 18, 2012 Claim

On September 18, 2012, an action under the Alberta Class Proceedings Act was commenced in the Alberta Court of Queen’s Bench by Kostas Efthimiou against The Cash Store Financial and Instaloans Inc. on behalf of all persons who, on or after March 1, 2010, borrowed a loan from the Company that met the definition of a “payday loan” proposing that the Company has violated s. 11 and 12 of the Payday Loan Regulations in that all amounts charged to and collected from the plaintiff and class members by the Company in relation to the payday loans advanced were in excess of the loan principal are unlawful charges under the Payday Loan Regulation and therefore seek restitution of damages for unlawful charges paid by the plaintiff and class members, repayment of unlawful charges paid by the plaintiff and class members, damages, interest on all amounts found to be owing and any such associated legal costs.

The Company believes that it has conducted business in accordance with applicable laws and will defend the action vigorously. The likelihood of loss, if any, is not determinable at this time.

(iii)	Saskatchewan

On October 9, 2012, an action under the Saskatchewan Class Actions Act was commenced in the Saskatchewan Court of Queen’s Bench by John Ironbow against The Cash Store Financial and Instaloans Inc. on behalf of all persons who, on or after January 1, 2012, borrowed a loan from the Company that met the definition of a “payday loan” proposing that the Company has violated s. 11 and 12 of the Payday Loan Regulations in that all amounts charged to and collected from the plaintiff and class members by the Company in relation to the payday loans advanced in excess of the loan principal are unlawful charges under the Payday Loan Regulation and therefore seek restitution of damages for unlawful charges paid by the plaintiff and class members, repayment of unlawful charges paid by the plaintiff and class members, damages, interest on all amounts found to be owing and any such associated legal costs.

THE CASH STORE FINANCIAL SERVICES INC.

NOTES TO THE INTERIM UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED DECEMBER 31, 2012 AND 2011

(in thousands, except share and per share amounts)

(unaudited)

Note 11 – Litigation, Claims and Contingencies (continued)

(a)	Litigation and Claims (continued)

(iii)	Saskatchewan (continued)

The Company believes that it has conducted business in accordance with applicable laws and is defending the action vigorously. The likelihood of loss, if any, is not determinable at this time.

(iv)	Manitoba

April 23, 2010 Claim

On April 23, 2010, an action under the Manitoba Class Proceedings Act was commenced in the Manitoba Court of Queen’s Bench by Scott Meeking against The Cash Store Financial and Instaloans Inc. proposing that a class action be certified on his own behalf and on behalf of all persons in Manitoba and others outside the province who obtained a payday loan from The Cash Store Financial or Instaloans Inc. The action stems from the allegations that all payday loan fees collected by the defendants constitute interest and therefore violate s. 347 of the Code.

On February 22, 2012, the Manitoba Court determined that large portions of the plaintiff’s claim could not proceed as they have already been resolved in a judgment and settlement approved by the Ontario Superior Court of Justice in 2008. To the extent that limited portions of the Ontario judgment were not enforced in Manitoba, the Company has appealed the Manitoba decision. The Manitoba Court has not yet determined whether any remaining portions of the plaintiff’s claim should be certified as a class proceeding.

To the extent any subject matter of the claim was not resolved by the February 22, 2012 judgment, the Company believes that it has conducted business in accordance with applicable laws and is defending the action vigorously. The likelihood of loss, if any, is not determinable at this time.

November 1, 2012 Claim

On November 1, 2012, an action was commenced in Manitoba under The Class Proceedings Act by Sheri Rehill against the Company, The Cash Store Inc., Instaloans Inc. and other defendants, on behalf of all persons who, on or after October 18, 2010, borrowed a loan from the Company in Manitoba where that loan met the definition of a “payday loan” as defined by the Payday Loans Act, S.S. 2007, c. P-4.3. The action alleges that the Company charged amounts in excess of the maximum allowable limit on the total cost of credit permitted by the Consumer Protection Act, R.S.M. 1987, c. C-200, as am., and the Payday Loan Regulation, Man. Reg. 99/2007, as am. The plaintiff pleads for restitution and repayment of all amounts paid by borrowers as a cost of credit for their payday loans, damages for an alleged conspiracy, and interest on all amounts alleged to be owing.

The Company believes that it has conducted business in accordance with applicable laws and is defending the action vigorously. The likelihood of loss, if any, is not determinable at this time.

THE CASH STORE FINANCIAL SERVICES INC.

NOTES TO THE INTERIM UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED DECEMBER 31, 2012 AND 2011

(in thousands, except share and per share amounts)

(unaudited)

Note 11 – Litigation, Claims and Contingencies (continued)

(a)	Litigation and Claims (continued)

(v)	Ontario

On August 1, 2012, an action under the Ontario Class Proceedings Act was commenced in the Ontario Supreme Court of Justice by Timothy Yeoman against The Cash Store Financial and Instaloans Inc. claiming on behalf of the plaintiff and class members who entered into payday loan transactions with the Company in Ontario between September 1, 2011 and the date of judgment, that the Company operated an unlawful business model as the Company did not provide borrowers with the option to take their payday loan in an immediate liquid form and thereby misrepresenting the total cost of borrowing as the cost of additional services and devices should have been included.

The class members plead entitlement to damages and costs of investigation and prosecution pursuant to s. 36 of the Competition Act inclusive of the fees, interest and other amounts that the Company charged to the class members.

The Company believes that it has conducted business in accordance with applicable laws and is defending the action vigorously. The likelihood of loss, if any, is not determinable at this time.

(b)	Contingencies

(i)	Third-Party Lenders

In addition to direct lending, the Company acts as a broker on behalf of consumers seeking short term advances. The funding of the advances is provided directly to the customers by third-party lenders. The Company has entered into business arrangements with a number of third-party lenders that have decided to lend to customers. Pursuant to these agreements, services related to the collection of documents and information, as well as, loan collection services are provided to the third party lenders. The agreements also provide that the third party lenders are responsible for losses suffered as a result of uncollectible loans provided the required duties under the terms of the agreements have been properly performed by the Company. In the event the duties are not properly performed and the lenders make a claim as required under the agreement, the Company may be liable to the lenders for losses they have incurred. The Company’s contingent risk is the balance of the third-party lender’s loan portfolio which totaled $24,768 as at December 31, 2012 (September 30, 2012 - $27,792).

To date, no claims have been made by the third-party lenders and no payments have been made or accrued by the Company pursuant to this clause in the agreements. Risk is managed through compliance with the loan limits, procedures and selection criteria established by the lenders.

THE CASH STORE FINANCIAL SERVICES INC.

NOTES TO THE INTERIM UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED DECEMBER 31, 2012 AND 2011

(in thousands, except share and per share amounts)

(unaudited)

Note 11 – Litigation, Claims and Contingencies (continued)

(b)	Contingencies

(ii)	British Columbia Compliance Order

On March 23, 2012, the Company was issued a compliance order (the “Order”) and administrative penalty from Consumer Protection BC. The Order directs the Company to refund to all borrowers with loan agreements negotiated with the Company or its subsidiaries between November 1, 2009 and the date of the order, the amount of any issuance fee charged, required or accepted for or in relation to the issuance of a cash card. The Order also directed the Company to pay an administrative penalty of $25 in addition to costs. The Company has agreed to abide by the Order. On November 30, 2012, Consumer Protection BC issued a supplementary compliance order directing that unclaimed refund amounts to a maximum of $1.1 million be deposited into a consumer protection fund. The Company is appealing the supplementary compliance order. The estimated exposure with respect to this order is between $248 and $1.1 million including penalties, legal costs and additional costs. The Company has accrued $248 related to the Order as at December 31, 2012.

(iii)	Special Investigation

The Company’s Audit Committee was made aware of written communications that contained questions about the acquisition of the consumer loan portfolio from third-party lenders in late January 2012 and included allegations regarding the existence of undisclosed related party transactions in connection with the acquisition. In response to this allegation, legal counsel to a special committee of independent directors of the Company (the “Special Committee”) has retained an independent accounting firm to conduct a special investigation. As of the release date of these interim consolidated financial statements, the scope of the investigation has been determined by the independent accounting firm and the Special Committee. However, the investigation has not yet been completed and the findings, if any, are not yet known. The investigation may have an impact on the accounting for the loan acquisition transaction and/or on the accounting for, and disclosure of, any related party transactions; however, the Company does not believe that the outcome of the special investigation will impact the current accounting and disclosure in the Company’s financial statements.

Note 12 – Related Party Transactions

(a) The Cash Store Australia Holdings Inc. (“AUC”)

The Company owns 3,000,000 shares, or approximately 18.3% of the outstanding common shares of AUC, acquired at a price of $0.06 per share. As at December 31, 2012, the carrying amount of this investment is $nil (September 30, 2012 - $nil). At December 31, 2012, the aggregate quoted market value of the Company’s investment in AUC was $420 (September 30, 2012 - $570).

The Company provided administrative services to AUC. The Company had a services agreement with AUC to provide ongoing services such as financial and accounting support, administrative services, and the use of the Company’s information technology and telecommunication systems. The agreement lapsed on June 30, 2012.

THE CASH STORE FINANCIAL SERVICES INC.

NOTES TO THE INTERIM UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED DECEMBER 31, 2012 AND 2011

(in thousands, except share and per share amounts)

(unaudited)

Note 12 – Related Party Transactions (continued)

(a) The Cash Store Australia Holdings Inc. (“AUC”) (continued)

Included in selling, general, and administrative expenses is a recovery of $nil (three months ended December 31, 2011 - $95) relating to these services. These transactions were subject to normal trade terms and were measured at the actual exchange amount. As at December 31, 2012, the Company has a $3 (September 30, 2012 - $3) receivable from AUC. Amounts due are non-interest bearing, unsecured and have no specified terms of repayment.

(b) RTF Financial Holdings Inc. (“RTF”)

The Company owns 6,000,000 shares, or approximately 15.7%, of RTF acquired at a price of $0.06 per share. As at December 31, 2012, the carrying amount of this investment is $nil (September 30, 2012 - $nil). No aggregate quoted market value of the Company’s investment in RTF exists as RTF is not publicly traded.

The Company had a services agreement with RTF to provide services such as financial and accounting support and contracts administrative services. The agreement lapsed on June 30, 2012.

Included in selling, general, and administrative expenses is a recovery of $nil (three months ended December 31, 2011 - $60) relating to these services. These transactions were subject to normal trade terms and were measured at the actual exchange amount.

As at December 31, 2012, the Company has a $2 (September 30, 2012 - $nil) receivable from RTF. Amounts due are non-interest bearing, unsecured and have no specified terms of repayment.

(c) Third-party Lenders

(i)

A privately held entity that raises capital and provides loans to the Company’s customers (third-party lender) is controlled by the father of Cameron Schiffner, the Senior Vice President of Operations of the Company. In addition, Cameron Schiffner’s brother was a member of management of AUC and is a member of management of the third-party lender. The Company’s relationship with the third-party lender predates Cameron Schiffner’s employment with the Company. Included in retention payments are $566 for the three months ended December 31, 2012 (three months ended December 31, 2011 - $3,516) of amounts paid or payable directly to this third-party lender. As at December 31, 2012, included in accrued liabilities is $445 (September 30, 2012 - $659) due to this third-party lender. This amount has been included in the Company’s restricted cash balance.

(ii)

An immediate family member of Michael Shaw, a director of the Company, advanced funds to a privately held entity that raised capital and provided loans to the Company’s customers (third-party lender) and acted as a third-party lender prior to the acquisition of the consumer loans portfolio on January 31, 2012. The Company’s relationship with the third-party lender predates Michael Shaw’s directorship with the Company. Bruce Hull, who is a director of AUC, also advanced funds to this third-party lender. There have been no transactions between the company and this third-party lender subsequent to January 31, 2012. Included in retention payments for the three months ended December 31, 2011 are $1,063 paid or payable directly to this third-party lender.

THE CASH STORE FINANCIAL SERVICES INC.

NOTES TO THE INTERIM UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED DECEMBER 31, 2012 AND 2011

(in thousands, except share and per share amounts)

(unaudited)

Note 12 – Related Party Transactions (continued)

(c) Third-party Lenders (continued)

(iii)	A privately held entity that began acting as third-party lender after January 31, 2012 is controlled by Bruce Hull. Included in retention payments are $0.3 for the three months ended December 31, 2012 (three months ended December 31, 2011 - $nil) paid or payable directly to this third-party lender. As at December 31, 2012, included in accrued liabilities is $141 (September 30, 2012 - $166) due to this third-party lender.

All transactions with third-party lenders have been measured at the exchange amount, which is the amount of consideration agreed to by the Company and the third-party lenders.

Note 13 – Financial Instruments

(a)	Classification of Financial Instruments

The Company has made the following classifications: cash as held-for-trading, other receivables, consumer loans receivables and long term receivable as loans and receivables, and accounts payables and accrued liabilities, obligations under capital leases and other obligations, and senior secured notes as other financial liabilities.

(b)	Fair Values

The fair value hierarchy establishes three levels to classify the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). The three levels of the fair value hierarchy based on the reliability of inputs are as follows:

—	Level 1 – inputs are unadjusted quoted prices of identical instruments in active markets.
—	Level 2 – inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly.
—	Level 3 – inputs used in a valuation technique are not based on observable market data in determining fair values of these instruments.

THE CASH STORE FINANCIAL SERVICES INC.

NOTES TO THE INTERIM UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED DECEMBER 31, 2012 AND 2011

(in thousands, except share and per share amounts)

(unaudited)

Note 13 – Financial Instruments (continued)

(b)	Fair Values (continued)

The fair values of financial instruments are determined with respect to the hierarchy that prioritizes the input to fair value measurement. In the absence of an active market, the Company determines fair value by using valuation techniques that refer to observable market data or estimated market prices. Fair values are inherently judgmental, thus the estimated fair values do not necessarily reflect amounts that would be received or paid in case of immediate settlement of these instruments. The use of different estimations, methodologies and assumptions could have a material effect on the estimated fair value amounts. The fair value of consumer loans receivable net (Level 3 measurement) and other receivables, accounts payable and accrued liabilities (Level 2 measurements) approximate their carrying values due to the relatively short-term nature of these balances. The fair value of obligations under capital leases and senior secured notes are determined by estimating future cash flows on a borrowing-by-borrowing basis, and discounting these future cash flows using a rate which takes into account the Company’s spread for credit risk for similar terms and types of arrangements. Based on estimates, the fair values (a Level 2 measurement) of the Company’s obligation under capital lease and other obligations and senior secured notes as at December 31, 2012 and September 30, 2012 are not significantly different than their carrying value.

Note 14 – Segmented Information

The Company conducts business through two operating segments; Canada and the United Kingdom. The segments were determined based on information that the Chief Executive Officer and Chief Operating Officer review. For certain disclosure requirements the Company’s two operating segments have been aggregated together based on the similar nature of the operations, customers and regulatory environment.

	Three months ended	Three months ended
	December 31	December 31
	2011	2012

REVENUE
Canada	$44,026	$46,749
United Kingdom	1,822	2,754
	$45,848	$49,503

	September 30	December 31
	2012	2012

LONG-LIVED ASSETS
Canada	$99,972	$97,288
United Kingdom	2,630	2,673
	$102,602	$99,961

Long-lived assets include property and equipment, intangible assets and goodwill.

Page 26